SEC No. 70-6903








                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549











                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS






                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




---------------------------------------------:
                                             :
       In The Matter of                      :
                                             :     Certificate
Jersey Central Power & Light Company         :     Pursuant to
                                             :     Rule 24 of
       File No. 70-6903                      :     Partial
                                             :     Completion of
(Public Utility Holding Company Act of 1935) :     Transactions
---------------------------------------------:




To The Members of the Securities and Exchange Commission:
         The undersigned, Jersey Central Power & Light Company ("JCP&L"), does hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance with the terms and conditions of, and for the purposes requested in said Application and pursuant to the Commission's Order, dated November 16, 1983, and Supplemental Orders, dated November 19, 1984, July 30, 1985, June 27, 1986, January 17, 1990 and October 24, 1994 with respect to said Application, as follows:

         At March 31, 2000, JCP&L acquired obligations of its customers in accordance with its approved Home Energy Loan Program, Solar Water Heating
Conversion Program and Electric Heat Conversion Program in the total aggregate amounts as follows:

Obligations acquired as at December 31, 1999                $ 8 419 180.44
as previously reported

Obligations acquired during the period
January 1, 2000 through March 31, 2000                           -0-
                                                            --------------


Total as at March 31, 2000                                  $ 8 419 180.44

                                    SIGNATURE

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILTIY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                     JERSEY CENTRAL POWER & LIGHT COMPANY





                                     By /s/ T. G. Howson
                                        -------------------
                                        T. G. Howson
                                        Vice President and Treasurer


Dated:  April 7, 2000